UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2005

Commission File Number 000-29546

Adastra Minerals Inc.

(Translation of registrant's name into English)

St. George’s House, 15 Hanover Square, London, England W1S 1HS

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☒     Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission fling on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes [ ]     No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

NEWS RELEASE

Adastra Receives Speedy Approval Of

Kolwezi Environmental Adjustment Plan

Trading: TSX and AIM:AAA

LONDON, U.K. (August 22, 2005) -- Adastra Minerals Inc. (“Adastra” or “the Company”) today announced that its subsidiary Kingamyambo Musonoi Tailings Sarl (“KMT”), which owns 100% of the Kolwezi Cobalt and Copper Tailings Deposit (“Kolwezi” or “the Project”), has received approval from the Ministry of Mines’ Direction chargée de la Protection de L’Environnement Minier (“DPEM”) in the Democratic Republic of Congo (“DRC”) of the Environmental Adjustment Plan (“EAP”) relating to the Project. The EAP fulfils the requirements of the DRC Mining Code and is the equivalent of an Environmental and Social Impact Assessment ( “ESIA”).

The EAP was submitted to the DRC authorities on 27 May 2005, and the Company has now received official notification of its approval, less than three months later. The letter accompanying the “favourable environmental opinion” from the DPEM highlighted that KMT’s work on the EAP had been very substantial and “particularly diligent”.

The approval of the EAP is the official endorsement that the Company’s planned development of Kolwezi can proceed, as it will fulfil all legislative requirements of the DRC’s Mining Code and associated Mining Regulations.

“We are very encouraged by the prompt and efficient processing of our Environmental Adjustment Plan, and are delighted that it has been accepted in full,” said Tim Read, President and CEO of Adastra. “The accolade for our EAP’s thoroughness that accompanied its official approval is particularly gratifying, as it is a strong endorsement of the work of the Adastra team and its consultants SRK”.

“We now expect to finalise an ESIA meeting Equator Principles and World Bank guidelines by December this year, which is a requirement of any potential lender. Kolwezi is that rarity among mining projects – one that actually helps to rehabilitate its surrounding environment as it will clean up a seriously degraded area, including a local water course. The project is also expected to have very positive economic and social impacts upon both the Kolwezi region and DRC as a whole.”

About the Kolwezi Project

Adastra’s Kolwezi Project consists of two dams containing 112.8 million tonnes of oxide tailings, grading 1.49% copper and 0.32% cobalt, as determined by Dr. Isobel Clark of Geostokos Limited, a “qualified person” as defined by the Canadian Securities Administrators’ NI 43-101. This resource has the potential to host one of the world’s largest and lowest cost cobalt producers. Such a project would generate significant tax and foreign exchange earnings, as well as providing local employment and contributing to the revival of the DRC’s copper belt infrastructure.

About Adastra

Adastra Minerals is an international mining company listed on the Toronto Stock Exchange and on AIM, in London, under the symbol “AAA”. It is currently developing several mineral assets in Central Africa, including the Kolwezi Project and the possible rehabilitation of the Kipushi zinc mine in the DRC. Adastra’s growth strategy emphasizes the creation of shareholder value through the development of world-class resources in stable or stabilising political environments.

Contact us:

London

Tim Read Chief Executive Officer T: +44 (0)20 7355 3552 F: +44 (0)20 7355 3554 E: london@adastramin.com	Justine Howarth / Cathy Malins Parkgreen Communications T: +44 (0)20 7493 3713 F: +44 (0)20 7491 3936 E: justine.howarth@parkgreenmedia.com

North America

Martti Kangas The Equicom Group T: +1 416 815 0700 x. 243 +1 800 385 5451 (toll free) F: +1 416 815 0080 E: mkangas@equicomgroup.com

This News Release contains forwardlooking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 concerning the Company’s plans for its principal properties in the Democratic Republic of Congo (“DRC”). These forwardlooking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forwardlooking statements, including, without limitation, risks and uncertainties relating to political risks involving the Company’s operations in the DRC and the policies of other nations and organizations towards companies doing business in such jurisdictions, the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations, the inability or failure to obtain adequate financing on a timely basis and other risks and uncertainties, including those described in the Company’s Annual Report on Form 20–F for the year ended October 31, 2004 and Reports on Form 6–K filed with the Securities and Exchange Commission.

FORM 51-102F3

Material Change Report

Item 1.	Name and Address of Company

Adastra Minerals Inc. (the “Company”)

Suite 950 - 1055 West Georgia Street

Vancouver, BC V6E 3P3

Item 2.	Date of Material Change

August 22, 2005

Item 3.	News Release

The News Release dated August 22, 2005 was forwarded to the Toronto Stock Exchange and disseminated via Canada Newswire (North American Disclosure).

A copy of the News Release is attached as Schedule “A”.

Item 4.	Summary of Material Change

The Company announced that its subsidiary, Kingamyambo Musonoi Tailings Sarl, which owns 100% of the Kolwezi Cobalt and Copper Tailings Deposit, has received approval from the Ministry of Mines’ Direction chargée de la Protection de L’Environnement Minier in the Democratic Republic of Congo (“DRC”) of the Environmental Adjustment Plan (“EAP”) relating to the Project. The EAP fulfils the requirements of the DRC Mining Code and is the equivalent of an Environmental and Social Impact Assessment.

Item 5.	Full Description of Material Change

For a full description of the material change, see Schedule “A”.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 7.	Omitted Information

Not Applicable.

Item 8.	Executive Officer

Tim Read, President

44-207-355-3552

Item 9.	Date of Report

Dated at Vancouver, BC, this 22nd day of August, 2005.

SCHEDULE “A”

NEWS RELEASE

Adastra Receives Speedy Approval Of

Kolwezi Environmental Adjustment Plan

Trading: TSX and AIM:AAA

LONDON, U.K. (August 22, 2005) -- Adastra Minerals Inc. (“Adastra” or “the Company”) today announced that its subsidiary Kingamyambo Musonoi Tailings Sarl (“KMT”), which owns 100% of the Kolwezi Cobalt and Copper Tailings Deposit (“Kolwezi” or “the Project”), has received approval from the Ministry of Mines’ Direction chargée de la Protection de L’Environnement Minier (“DPEM”) in the Democratic Republic of Congo (“DRC”) of the Environmental Adjustment Plan (“EAP”) relating to the Project. The EAP fulfils the requirements of the DRC Mining Code and is the equivalent of an Environmental and Social Impact Assessment ( “ESIA”).

The EAP was submitted to the DRC authorities on 27 May 2005, and the Company has now received official notification of its approval, less than three months later. The letter accompanying the “favourable environmental opinion” from the DPEM highlighted that KMT’s work on the EAP had been very substantial and “particularly diligent”.

The approval of the EAP is the official endorsement that the Company’s planned development of Kolwezi can proceed, as it will fulfil all legislative requirements of the DRC’s Mining Code and associated Mining Regulations.

“We are very encouraged by the prompt and efficient processing of our Environmental Adjustment Plan, and are delighted that it has been accepted in full,” said Tim Read, President and CEO of Adastra. “The accolade for our EAP’s thoroughness that accompanied its official approval is particularly gratifying, as it is a strong endorsement of the work of the Adastra team and its consultants SRK”.

“We now expect to finalise an ESIA meeting Equator Principles and World Bank guidelines by December this year, which is a requirement of any potential lender. Kolwezi is that rarity among mining projects – one that actually helps to rehabilitate its surrounding environment as it will clean up a seriously degraded area, including a local water course. The project is also expected to have very positive economic and social impacts upon both the Kolwezi region and DRC as a whole.”

About the Kolwezi Project

Adastra’s Kolwezi Project consists of two dams containing 112.8 million tonnes of oxide tailings, grading 1.49% copper and 0.32% cobalt, as determined by Dr. Isobel Clark of Geostokos Limited, a “qualified person” as defined by the Canadian Securities Administrators’ NI 43-101. This resource has the potential to host one of the world’s largest and lowest cost cobalt producers. Such a project would generate significant tax and foreign exchange earnings, as well as providing local employment and contributing to the revival of the DRC’s copper belt infrastructure.

About Adastra

Adastra Minerals is an international mining company listed on the Toronto Stock Exchange and on AIM, in London, under the symbol “AAA”. It is currently developing several mineral assets in Central Africa, including the Kolwezi Project and the possible rehabilitation of the Kipushi zinc mine in the DRC. Adastra’s growth strategy emphasizes the creation of shareholder value through the development of world-class resources in stable or stabilising political environments.

Contact us:

London

Tim Read Chief Executive Officer T: +44 (0)20 7355 3552 F: +44 (0)20 7355 3554 E: london@adastramin.com	Justine Howarth / Cathy Malins Parkgreen Communications T: +44 (0)20 7493 3713 F: +44 (0)20 7491 3936 E: justine.howarth@parkgreenmedia.com

North America

Martti Kangas The Equicom Group T: +1 416 815 0700 x. 243 +1 800 385 5451 (toll free) F: +1 416 815 0080 E: mkangas@equicomgroup.com

This News Release contains forwardlooking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 concerning the Company’s plans for its principal properties in the Democratic Republic of Congo (“DRC”). These forwardlooking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forwardlooking statements, including, without limitation, risks and uncertainties relating to political risks involving the Company’s operations in the DRC and the policies of other nations and organizations towards companies doing business in such jurisdictions, the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations, the inability or failure to obtain adequate financing on a timely basis and other risks and uncertainties, including those described in the Company’s Annual Report on Form 20–F for the year ended October 31, 2004 and Reports on Form 6–K filed with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADASTRA MINERALS INC.

(Registrant)

Date	August 22, 2005
By:
/s/ Paul C. MacNeill

Paul C. MacNeill

Director